SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

ESSENTIAL PROPERTIES REALTY TRUST, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

29670E107
(CUSIP Number)

Eldridge Industries, LLC
600 Steamboat Road
Greenwich, CT 06830
Attention: Robert Ott
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 13 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29670E107	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON
ELDRIDGE INDUSTRIES, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,842,163 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,842,163 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
26,842,163 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.7% (2)

14	TYPE OF REPORTING PERSON
OO, HC

(1)	This amount includes 19,056,552 Shares issuable upon conversion of 19,056,552 OP Units (as defined herein).

(2)
This percentage is based on the sum of (1) 40,976,901 Shares to be outstanding as of June 25, 2018, as reported by the Issuer in its prospectus, dated June 20, 2018, as filed with the Securities and Exchange Commission pursuant to Rule 424, and (2) 19,056,552 Shares issuable upon conversion of 19,056,552 OP Units beneficially owned by the Reporting Person, which have been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 29670E107	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON
EPRT HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,913,592 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,913,592 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
17,913,592 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4% (2)

14	TYPE OF REPORTING PERSON
OO

(1)	This amount includes 17,913,592 Shares issuable upon conversion of 17,913,592 OP Units (as defined herein).

(2)
This percentage is based on the sum of (1) 40,976,901 Shares to be outstanding as of June 25, 2018, as reported by the Issuer in its prospectus, dated June 20, 2018, as filed with the Securities and Exchange Commission pursuant to Rule 424, and (2) 17,913,592 Shares issuable upon conversion of 17,913,592 OP Units beneficially owned by the Reporting Person, which have been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 29670E107	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON
TODD L. BOEHLY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,842,163 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,842,163 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
26,842,163 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.7% (2)

14	TYPE OF REPORTING PERSON
IN, HC

(1)	This amount includes 19,056,552 Shares issuable upon conversion of 19,056,552 OP Units (as defined herein).

(2)
This percentage is based on the sum of (1) 40,976,901 Shares to be outstanding as of June 25, 2018, as reported by the Issuer in its prospectus, dated June 20, 2018, as filed with the Securities and Exchange Commission pursuant to Rule 424, and (2) 19,056,552 Shares issuable upon conversion of 19,056,552 OP Units beneficially owned by the Reporting Person, which have been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 29670E107	SCHEDULE 13D	Page 5 of 13 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Stock, par value $0.01 per share, (the “Shares”) of Essential Properties Realty Trust, Inc. (the “Issuer”), whose principal executive offices are located at 47 Hulfish Street, Suite 210, Princeton, New Jersey 08542.

Item 2.	IDENTITY AND BACKGROUND

(a-c, f)        This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Eldridge Industries, LLC, a Delaware limited liability company (“Eldridge”);
ii.	EPRT Holdings, LLC, a Delaware limited liability company (“EPRT”); and
iii.	Todd L. Boehly, a citizen of the United States of America (“Mr. Boehly”).

This Statement relates to Shares and OP Units beneficially owned by EPRT and Eldridge.  EPRT is indirectly controlled by Eldridge.  Mr. Boehly is the indirect controlling member of Eldridge and, in such capacity, may be deemed to have voting and dispositive power with respect to the Shares and OP Units owned by EPRT and Eldridge.

The address of the principal business office of each of the Reporting Persons is 600 Steamboat Road, Greenwich, CT 06830.

The Eldridge is a private investment firm specializing in providing both equity and debt capital.  EPRT is a holding company designed to hold an investment in the Operating Partnership (defined herein).  Mr. Boehly is the Chairman, Chief Executive Officer and controlling member of Eldridge.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to the Issuer’s initial public offering of its Shares, which closed on June 25, 2018 (the “Offering”), Essential Properties Realty Trust LLC (“EPRT LLC”) converted into a Delaware limited partnership (the “Conversion”) and changed its name to Essential Properties, L.P. (the “Operating Partnership”) and become a subsidiary of the Issuer.  The Issuer conducts its operations through the Operating Partnership.

Prior to the Offering, EPRT LLC was principally owned directly by EPRT and indirectly by Eldridge.  In connection with the Conversion, EPRT received 17,913,592 units of limited partnership interest in the Operating Partnership (“OP Units”) in exchange for its interest in EPRT LLC.  OP Units are redeemable for cash or, at the Issuer’s election, Shares on a one-for-one basis, beginning one year after the issuance of such OP Units.

CUSIP No. 29670E107	SCHEDULE 13D	Page 6 of 13 Pages

Concurrent with the Offering, Eldridge, through an affiliate that it indirectly controls, Security Benefit Life Insurance Company (“SBL”), acquired 7,785,611 Shares and 1,142,960 OP Units, each at the Offering price of $14.00 per Share, in a private placement in exchange for a $125 million investment in the Issuer (the “Private Placement”).  The funds used for the purchase of the Shares and OP Units in the Private Placement came from the working capital of SBL.  The terms and conditions of the Private Placement are set forth in two Purchase Agreements:  one Purchase Agreement with the Issuer relating to the Shares acquired in the Private Placement, and a separate Purchase Agreement with the Operating Partnership relating to the OP Units acquired in the Private Placement.  Copies of both Purchase Agreement are filed hereto as Exhibits D and E and are incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Eldridge has historically been the principal equity provider to the Issuer and, before the Conversion, EPRT LLC.  The Reporting Persons initially acquired OP Units in connection with the Conversion, and acquired Shares and additional OP Units in the Private Placement for investment purposes.

As a result of the Offering and Private Placement, the Reporting Persons, in the aggregate, beneficially own approximately 30.7% of the OP Units (which will be diluted to 28.4% if the underwriters exercise their over-allotment option in full) and approximately 19.0% of the Shares.  In connection with the Private Placement, the Issuer granted Eldridge a waiver from the ownership limit in the Issuer’s charter to allow Eldridge to own up to 19.0% of the outstanding Shares, in the aggregate.  Eldridge will have substantial influence over the Issuer’s business.

Stockholders Agreement

In connection with the Offering, Eldridge entered into a Stockholders Agreement with the Issuer (the “Stockholders Agreement”) pursuant to which Eldridge has the power, subject to certain terms and conditions, to designate nominees for election to the Issuer’s board of directors (the “Board”), designate a member of certain Board committees and approve certain actions.  For so long as the Stockholders Agreement remains in effect, directors elected pursuant to Eldridge’s nomination right may only be removed with Eldridge’s consent. If there is a vacancy on the Issuer’s Board because of the resignation or removal of a director elected pursuant to Eldridge’s nomination right (other than due to a decrease in the number of nominees Eldridge is entitled to designate), the Stockholders Agreement will require the Issuer to nominate an individual designated by Eldridge for election.

Specifically, pursuant to the Stockholders Agreement, Eldridge will have certain nomination rights:

•
For so long as Eldridge owns Shares representing at least 15% or more of the voting power of the Shares, Eldridge will be entitled to designate a number of nominees for election as directors equal to the lowest whole number that is at least 40% of the total number of directors;

CUSIP No. 29670E107	SCHEDULE 13D	Page 7 of 13 Pages

•
When Eldridge owns Shares representing less than 15% but greater than or equal to 10% of the voting power of the Shares, Eldridge will be entitled to designate a number of nominees for election as directors equal to the lowest whole number that is at least 25% of the total number of directors; and

•
When Eldridge owns Shares representing less than 10% but greater than or equal to 5% of the voting power of the Shares, Eldridge will be entitled to designate a number of nominees for election as directors equal to the lowest whole number that is at least 10% of the total number of directors.

Currently, the Issuer’s Board consists of seven members, two of whom were nominated by Eldridge:  Todd J. Gilbert, a Principal at Eldridge and Anthony D. Minella, President of Eldridge.

When Eldridge owns Shares representing at least 10% of the voting power of the Shares and a nominee designated by Eldridge is elected to the Board who qualifies as an independent director under NYSE standards, Eldridge will have the power to designate one independent Board member to be elected as a member of each of the audit committee, compensation committee and the nominating and corporate governance committee.

For so long as Eldridge owns Shares representing at least 5% of the voting power of the Shares, the Stockholders Agreement and the Issuer’s charter and bylaws will provide that Eldridge must first approve:

•	Any increase to the size of the Board;

•
Amendments to the Issuer’s bylaws relating to the designation of director nominees by Eldridge, Eldridge’s right to consent to any increase in the size of the Board or Eldridge’s right to consent to amendments to such provisions; or

•
Amendments to the provision of the Issuer’s charter relating to Eldridge’s right to consent to the removal of any director nominated in accordance with Eldridge’s nomination right or Eldridge’s right to consent to amendments to such provision.

Additionally, for so long as Eldridge owns Shares representing at least 5% of the voting power of the Shares, the Stockholders Agreement and the Issuer’s charter will require the prior approval of Eldridge in order to determine that the Issuer will no longer qualify, or attempt to qualify, as a REIT under the Code or amend the Issuer’s charter to remove such requirement.

Although the Issuer’s charter prohibits any person from actually or constructively owning more than 7.5% of the outstanding Shares, in connection with the Private Placement, the Issuer granted a waiver from the ownership limit to Eldridge to own up to 19.0% of the outstanding Shares in the aggregate.

The Issuer also agreed to provide transferees of Eldridge, subject to the satisfaction of certain conditions, with any necessary waivers from the Issuer’s ownership limits provided that any such waivers are consistent with the Issuer’s compliance with the ownership requirements for qualification as a REIT.

CUSIP No. 29670E107	SCHEDULE 13D	Page 8 of 13 Pages

Pursuant to the Stockholders Agreement, the Issuer agreed, upon Eldridge’s request, to increase the percentage of outstanding Shares that may be owned by Eldridge, unless the Board concludes that any such increase will jeopardize the Issuer’s ability to qualify for taxation as a REIT.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Stockholders Agreement, a copy of the form of which is filed hereto as Exhibit B, and is incorporated herein by reference.

Registration Rights Agreement

EPRT and Eldridge entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”) with respect to resales of Shares that Eldridge purchased in the Private Placement and Shares that may be received upon exchange of OP Units.  The Registration Rights Agreement provides EPRT and Eldridge with certain “demand” registration rights and customary “piggyback” registration rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act of 1933.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a copy of the form of which is filed hereto as Exhibit C, and is incorporated herein by reference.

Lock Up Agreement

Eldridge has agreed, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any Shares or securities convertible or exchangeable into Shares (including OP Units) owned by Eldridge at the completion of the Offering, Private Placement and the formation transactions or thereafter acquired by Eldridge for a period of 365 days after the date of the Issuer’s prospectus – or until June 20, 2019 – without the prior consent of the representatives of the underwriters in the Offering.

The foregoing description of the Lock Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lock Up Agreement, a copy which is filed hereto as Exhibit F, and is incorporated herein by reference.

The Reporting Persons have engaged and may continue to engage in discussions with management, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons’ investment in the Issuer, including, without limitation, matters concerning the business, operations, governance, board composition, director candidates, management, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer) and strategic plans of the Issuer.  The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the business, operations, governance, board composition, director candidates, management, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer) or strategic plans of the Issuer, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 29670E107	SCHEDULE 13D	Page 9 of 13 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the financial position and strategic direction, actions taken by management or the board of directors of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, proposing or nominating director candidates to the board of directors of the Issuer, proposing changes in the operations, governance, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer), use of capital, financial metrics, capital allocations, corporate structure, including acquisitions or dispositions of the Issuer, subject to the terms of the Lock Up Agreement described above, purchasing additional, or selling some or all of, their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Shares.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a, b)	The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares
Eldridge	26,842,163 (2)	44.7% (4), (5)
EPRT	17,913,592 (3)	30.4% (4), (5)
Mr. Boehly	26,842,163 (2)	44.7% (4), (5)

(1)
The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

(2)
Pursuant to Rule 13d-3(d) under the Act, this amount includes (i) 7,785,611 Shares held by SBL, an affiliate of Eldridge, (ii) 1,142,960 Shares issuable upon conversion of OP Units held by SBL, and (iii) 17,913,592 Shares issuable upon conversion of OP Units held by EPRT.

(3)	Pursuant to Rule 13d-3(d) under the Act, this amount includes 17,913,592 Shares issuable upon conversion of OP Units held by EPRT.

CUSIP No. 29670E107	SCHEDULE 13D	Page 10 of 13 Pages

(4)
This percentage is based on the sum of the 40,976,901 Shares to be outstanding as of June 25, 2018, as reported by the Issuer in its prospectus, dated June 20, 2018, as filed with the Securities and Exchange Commission pursuant to Rule 424, and the Shares issuable upon conversion of OP Units beneficially owned by the Reporting Person, which have been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act.

(5)
Although the OP Units are not convertible into Shares until one year after their issuance and, even then, only at the Issuer’s election, the Reporting Persons have included the OP Units in their aggregate beneficial ownership out of an abundance of caution.  If the OP Units are excluded from the Reporting Persons’ beneficial ownership, then the 7,785,611 Shares beneficially owned by Eldridge equate to approximately 19.0% of the voting power of the 40,976,901 Shares outstanding.

(c)	Other than as reported herein, there were no transactions in the Shares by the Reporting Persons in the past sixty days.

(d)
SBL, an affiliate of Eldridge that is indirectly controlled by Eldridge, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e)	This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the knowledge of the Reporting Persons, between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement, dated July 5, 2018

Exhibit B:
Form of Stockholders Agreement among Essential Properties Realty Trust, Inc. and the persons named therein (incorporated by reference to Exhibit 10.2 to the amendment to Form S-11 filed by the Issuer on June 11, 2018)

Exhibit C:
Form of Registration Rights Agreement between Essential Properties Realty Trust, Inc. and the persons named therein (incorporated by reference to Exhibit 10.3 to the amendment to Form S-11 filed by the Issuer on June 14, 2018)

CUSIP No. 29670E107	SCHEDULE 13D	Page 11 of 13 Pages

Exhibit D:
Form of Purchase Agreement between Essential Properties Realty Trust, Inc. and the purchaser in the concurrent Eldridge private placement of common stock (incorporated by reference to Exhibit 10.4 to the amendment to Form S-11 filed by the Issuer on June 14, 2018)

Exhibit E:
Form of Purchase Agreement between Essential Properties, L.P. and the purchaser in the concurrent Eldridge private placement of OP units (incorporated by reference to Exhibit 10.5 to the amendment to Form S-11 filed by the Issuer on June 14, 2018)

Exhibit F:	Lock Up Agreement, dated June 11, 2018

CUSIP No. 29670E107	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 5, 2018

ELDRIDGE INDUSTRIES, LLC

By:	/s/ Todd L. Boehly
Name:	Todd L. Boehly
Title:	Manager

EPRT HOLDINGS, LLC

By:	/s/ Anthony D. Minella
Name:	Anthony D. Minella
Title:	Manager

TODD L. BOEHLY

/s/ Todd L. Boehly

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

CUSIP No. 29670E107	SCHEDULE 13D	Page 13 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Essential Properties Realty Trust, Inc., dated as of July 5, 2018 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

ELDRIDGE INDUSTRIES, LLC

By:	/s/ Todd L. Boehly
Name:	Todd L. Boehly
Title:	Manager

EPRT HOLDINGS, LLC

By:	/s/ Anthony D. Minella
Name:	Anthony D. Minella
Title:	Manager

TODD L. BOEHLY

/s/ Todd L. Boehly

July 5, 2018

EXHIBIT F

Essential Properties Realty Trust, Inc.

Lock-Up Agreement

June 11, 2018

Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
As representatives of the several Underwriters

c/o Goldman Sachs & Co. LLC,
200 West Street,
New York, New York 10282-2198

and

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Re:  Essential Properties Realty Trust, Inc. - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in Schedule I to such agreement (collectively, the “Underwriters”), with Essential Properties Realty Trust, Inc., a Maryland corporation (the “Company”), and Essential Properties, L.P., a Delaware limited liability partnership (the “Operating Partnership”), providing for a public offering of the common stock, $0.01 par value per share (the “Common Stock”) of the Company (the “Shares”) pursuant to a Registration Statement on Form S-11 to be filed with the Securities and Exchange Commission (the “SEC”).

In consideration of the agreement by the Underwriters to offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period beginning from the date of this Lock-Up Agreement and continuing to and including the date 365 days after the date set forth on the final prospectus used to sell the Shares specified in the following paragraphs (the “Lock-Up Period”), the undersigned will not, without having received a prior written waiver from the Representatives, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company, whether now owned or hereinafter acquired (subject to clause (vi) below), owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the "Undersigned's Shares"). The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares. If the undersigned is an officer or director of the issuer, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed Shares the undersigned may purchase in the offering.

Notwithstanding the foregoing, the undersigned may make the following transfers or pledges of the Undersigned’s Shares:

(i) any transfer pursuant to a bona fide third party tender offer, merger, consolidation or other similar business combination transaction that is made to all holders of Common Stock and involves a Change of Control occurring after the date set forth on the final prospectus used to sell the Shares; provided, however, that (x) such Change of Control is approved by the Company’s board of directors; and (y) if such Change of Control is not consummated, the Undersigned’s Shares shall, for the avoidance of doubt, remain subject to the restrictions contained in this Lock-Up Agreement; or

(ii) any bona fide gift or gifts; or

(iii) any transfer to a trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned; or

(iv) if the undersigned is not an individual, any transfers or pledges to the undersigned’s subsidiaries, affiliates or any investment fund or other entity controlled or managed by, or under common control or management with, the undersigned; or

(v) dispositions of shares of Common Stock to the Company solely to satisfy tax withholding obligations in connection with equity awards that were granted pursuant to equity incentive plans that are described in the final prospectus used to sell the Shares; or

(vi) any transfer of shares of Common Stock acquired by the undersigned in open market purchases after the closing of the public offering; or

(vii) if the undersigned is a director or executive officer of the Company, the establishment by the undersigned of a written trading plan designed to comply with Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that no sales or other dispositions may occur under such plans until the expiration of the Lock-Up Period; or

(viii) transactions concerning an index or basket of securities in which shares of Common Stock comprise less than two percent of the total value of such index or basket; provided that any such transaction may not involve the Undersigned’s Shares owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC as of the closing of the offering and the Formation Transactions (as defined in the Underwriting Agreement);

provided, however, that:

(A) in the case of clauses (ii) and (iii), such transfer does not involve a disposition for value;

(B) in the case of clauses (ii) through (iii) and (v) through (viii), inclusive, (x) such transfer is not required to be publicly reported or disclosed (whether pursuant to Section 16 of the Exchange Act, Section 13 of the Exchange Act or otherwise) during the Lock-Up Period and (y) the undersigned does not voluntarily effect any public report, announcement or disclosure regarding such transfer during the Lock-Up Period; and

(C) in the case of clauses (ii), (iii) and (iv), the Representatives shall have received, prior to such transfer, a lock-up agreement in the form hereof covering the balance of the Lock-Up Period and executed by each donee, trustee, distributee or transferee, as applicable.

For purposes of this Lock-Up Agreement:

(i) “Change of Control” means the transfer (whether by tender offer, merger, consolidation or other similar business combination transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than the Underwriters pursuant to the public offering) theretofore not affiliates of the Company, of the Common Stock, where such person or group did not hold, immediately prior to such transfer, and, immediately after such transfer, would hold, a majority of the outstanding voting securities of the Company (or the surviving entity); and

(ii) “immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin.

The undersigned now has, and, except as contemplated above, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever.  The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering.  The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

This Lock-Up Agreement (and, for the avoidance of doubt, the Lock-Up Period described herein) and related restrictions shall automatically terminate upon the earliest to occur, if any, of: (i) the Representatives, on behalf of the Underwriters, on the one hand, or the Company, on the other hand, advising the other in writing prior to the execution of the Underwriting Agreement that they have or it has determined not to proceed with the public offering contemplated by the Underwriting Agreement; (ii) the registration statement filed with the SEC with respect to the public offering contemplated by the Underwriting Agreement is withdrawn; (iii) the termination of the Underwriting Agreement (other than the provisions thereof which survive termination) before the sale of any Shares to the Underwriters; or (iv) August 13, 2018 (provided, however, that the Company may extend such date by up to three months, with written notice to the undersigned prior thereto, if the Company is still pursuing the public offering contemplated by the Underwriting Agreement), in the event the closing of the public offering shall not have occurred prior to such date.

Very truly yours,

Eldridge Industries, LLC
Exact Name of Shareholder

/s/Todd Boehly
Authorized Signature

Manager
Title

[Eldridge Lockup Agreement]